

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

November 10, 2008

<u>Via U.S. mail and facsimile</u>

Kevan Casey, Chief Executive Officer
Striker Oil & Gas, Inc.
5075 Westheimer Road, Suite 975
Houston, TX   77056

> **Re: Striker Oil & Gas, Inc.**
> **Schedule 14C**
> **Filed October 21, 2008**
> **File No. 0-10351**

Dear Mr. Casey:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide page numbers in your revised filing.

2.   You state in various places in the information statement that a majority of the shareholders holding in excess of 51% of the shares of common stock have given the board authorization to implement the reverse split. Please provide us with the list of the four holders who voted to approve the actions taken. Further, provide us with an analysis explaining how you are entitled to file a Schedule 14C and are

not required to file a Schedule 14A. In this analysis, please clearly state whether or not the Company solicited the consents of any shareholders. We note the definition of proxy contained in Rule 14a-1(f).

3. We direct your attention to Item 6 of Schedule 14A. Furnish the information required by Item 403 of Regulation S-K.

Reverse Stock Split

4. Revise your disclosure to include a discussion of what factors will influence the Board's determination of the exact ratio of the reverse split.

5. Include a table comparing the pre and post-split number of shares issued and the number of shares authorized and not yet issued or reserved. As the exact ratio for the reverse split has yet to be set, please include a line item for each possible ratio.

Reasons for the Reverse Split

6. We note that you state that you have no plans or arrangements to acquire any new specific business or company. Please include a statement, if true, that you currently have no plans to issue the additional shares authorized.

7. We note your disclosure in this section regarding the possible anti-takeover effect of your reverse split. Please refer to Release No. 34-15230 and provide greater detail on the possible anti-takeover effects and other possible impacts of such reverse split. For example, please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

Interests of Certain Persons in or Opposition to Matters to be Acted Upon

8. Please explain why you discuss a proposed name change in this section of your information statement.

Conclusion

9. Revise this section to discuss only those matters that are actually included in your information statement. We note that you are not electing directors or ratifying your auditors. Please explain why such language appears in your information statement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: J. Madison

Via facsimile
Thomas C. Pritchard
(713) 209-2922